PRESS RELEASE	FOR IMMEDIATE RELEASE

Tembec completes land sale in British Columbia

Temiscaming, Quebec, October 11, 2007 – Tembec today announced that it has completed the sale of approximately 345 hectares of land located in and around Fernie, British Columbia to Ridgemont Holdings Ltd. Net proceeds for the transaction will be in excess of $16 million.

As has been the case with other BC lands of a "higher and better end use" character that Tembec has sold in the past year, the sale of the Fernie lands will have no impact on the Company’s ability to provide fibre to its sawmill operations.

The sale of these lands is consistent with the recovery plan that was announced last year by Tembec President and CEO, James Lopez, and is also part of the Company’s efforts to improve liquidity by roughly $100 million through a range of actions. "While margin improvement at all sites was the primary focus of this plan, it also included an initiative to monetize non-core assets," said John Valley, Executive Vice President of Business Development and Corporate Affairs. "This transaction meets the criteria of this initiative, with lands possessing high economic and development value being monetized. We believe it is a good transaction for both parties and for the Fernie region."

Reto Barrington, speaking on behalf of Ridgemont Holdings, said "This land holding represents a wonderful opportunity for us. At the same time, we recognize that stewardship considerations require a delicate balancing of current and historical recreational uses. We are mindful of the privilege of owning such a unique parcel of land, the broader interests of the community and the need for protection of the natural environment."

Tembec is a large, diversified and integrated forest products company. With operations principally located in North America and in France, the Company employs approximately 9,000 people. Tembec’s common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

Information:

John Valley
Executive Vice President,
Business Development and Corporate Affairs
Tel.:

416-775-2819

Tracy Dottori
Corporate Manager, Organizational Development
Tel.:

819-627-4591